

Mail Stop 7010

December 20, 2006

via U.S. mail and facsimile

Carlos Condorelli, Chief Financial Officer
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg

> **RE: Ternaris S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 1-31518**

Dear Mr.Condorelli:

We have reviewed your response letter dated November 9, 2006 and have the following additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2005</u>

<u>General</u>

1. We note that on your website you identify the Al Nasr Technical Trading Agencies in Syria as a Licensed Threader. We also note a June 2003 article that reports that through a partnership you entered into an agreement to supply Iran with steel tubes. In light of the fact that Iran and Syria have been identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran and Syria, whether through partnerships, subsidiaries, affiliated entities, or other direct or indirect arrangements. Please also advise us whether any of the services or products you have provided to Iran and/or Syria have military application. Describe for us any such potential application and advise us whether, to your knowledge, any such products or services have in fact been put to such use

2. Please address for us the applicability and potential impact on any Iran-related activities of the Iran and Libya Sanctions Act of 1996 (now the Iran Sanctions Act of 1996), including, but not limited to, the changes to the Act effected by the Iran Freedom Support Act, executed on September 30, 2006.

3. Discuss for us the materiality to you of your contacts with Iran and Syria, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues.

4. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran and Syria.

5. We note your response to prior comment two to our letter dated September 12, 2006. We note your reliance on paragraph 15(b) of SFAS 133 and paragraph AG33(d)(ii) of IAS 39 as your basis for not separately accounting for any foreign currency embedded derivative related to your sales of steel tubes and your purchases of pig iron, which are denominated in US dollars. However, we remain unclear as to your basis for determining that steel tubes and pig iron are routinely denominated in US dollars in international commerce. Specifically, you disclose that your sales are *primarily* denominated in US dollars and that your purchases of pig iron are *usually* denominated in US dollars. These disclosures suggest that your sales of steel tubes and your purchases of pig iron are, at times, denominated in currencies other than the US dollar, thereby suggesting that these sales are not routinely denominated in US dollars. Accordingly, please clarify. Alternatively, if you have determined that these derivative instruments are immaterial to your results of operations and cash flows, please provide us with the basis for your analysis.

Consolidated Income Statements, page F-3

6. We note your response to prior comment five. You state that you believe that a cross reference to a footnote on the face of your income statement is sufficient to comply with IAS 1.81(b), which requires presentation of finance costs on the face of your income statement, rather than in the notes to your financial statements. Your basis for this view is unclear. Accordingly, please present your finance costs on the face of your income statement on a gross basis in future filings. If, on the other hand, you believe that the financial income amounts that have been netted against your finance costs are not material, please provide us with your support for this conclusion.

Accounting Policies – (R) Revenue Recognition, page F-17

7. We have read your response to prior comment nine. We note from your response that you recognize revenue for bill and hold transactions where you conclude that you have met several of the factors set forth in SAB 104. However, please clarify the following:

   - Please tell us the percentage of total sales for each year presented that relates to products located in your storage facility that have not been shipped to your customers by the end of the year.

   - Please tell us whether the buyer, as opposed to you, requested the transaction be on a bill and hold basis.   If so, please explain, in detail, the buyers' business reasons for ordering the goods on a bill and hold basis.   Further, if so, please tell us your consideration as to whether the buyers' business reasons for the bill-and-hold transactions have introduced a contingency to the buyers' commitment. If not, please tell us your business reasons for undertaking bill and hold transactions.

   - Please tell us whether there is a fixed schedule for delivery. If so, please tell us your consideration as to whether that delivery schedule is reasonable and consistent with the buyers' business purposes, in determining the timing of your revenue recognition.

   - Please tell us the payment terms (e.g. expected payment date and payment terms) for your bill and hold transactions. Please tell us whether the payment terms for the bill and hold transactions are consistent with the terms of non bill and hold customers. If the payment or credit terms have been modified for your bill and hold transactions, please tell us the nature of the modifications.

- Please tell us your past experiences with and the pattern of your bill and hold transactions.

- Please tell us how long you generally hold these products in your storage facility.

- Please tell us whether the buyer bears the risk of loss if the market value of the goods declines.

- Please tell us whether your custodial risks are insurable and insured.

- You state that the buyer has a fixed commitment to purchase the goods. Please tell us whether this fixed commitment is in writing.

Note 1 – Segment Information, page F-22

8. We have read your response to prior comment 11. You assert that the primary focus of your segment presentation is the way management views operating data. However, this approach is not consistent with the approach in IAS 14. You also state that the allocation of other operating expenses directly to your segments would require a significant degree of judgment. However, paragraph 16 of IAS 14 acknowledges that segment expenses will require judgment, in stating that "segment expense…[includes] the relevant portion of an expense that can be allocated *on a reasonable basis* [emphasis added] to the segment." Accordingly, in future filings, please deduct all segment expenses, as defined by paragraph 16 of IAS 14, from your presentation of your segment results.

   Alternatively, if you continue to believe that your operating expenses cannot be allocated to your segments, please explain, in detail, the basis for this view. Please also describe to us the information available in your internal financial reports and whether this information includes operating income by segment.

Note 11 – Intangible assets, net, page F-29

9. We note your response to prior comment 16. We note that you considered the risk of impairment of your Siderca assets to be low. However, given the level of judgment involved in these estimates, the disclosures required by paragraphs 134(d) and 134(f) of IAS 36 assist readers in understanding the risks and uncertainties associated with these assets. Accordingly, in future filings, please include the disclosures required by paragraph 134(d) of IAS 36. Further, if a reasonably possible change in a key assumption would cause Siderca's carrying amount to exceed its recoverable amount, please also include the disclosures required by paragraph 134(f) of IAS 36.

Note 26 – Contingencies, commitments and restrictions on the distribution of profits, page F-44

10. We note from your response to prior comment 20 that you accounted for Amazonia under the equity method of accounting, even though you only owned 14.49% of its equity in 2004 and 2003. We further note that due to your application of the equity method of accounting, you recognized $71.4 million of equity income, presumably primarily related to Amazonia and $51.9 million related to the reversal of an impairment charge related to Amazonia. These amounts represent approximately 12% of your pre-tax income in 2004. In light of these amounts, please tell us your basis for accounting for Amazonia under the equity method of accounting, even though you only owned 14.49% of its equity.

11. Please tell us why you accounted for the convertible debt in Amazonia, as well as its exercise, differently from Ternium, given that Ternium's historical financial statements reflect, to some extent, your financial statements, due to the common control transactions resulting from San Faustin's corporate reorganization. Further, please tell us your consideration of paragraph 28 of IAS 27, given that both you and Ternium are controlled by the same entity.

12. You state that had you accounted for the convertible debt as a financial asset at fair value through profit and loss under IFRS, there would be no change in your IFRS financial statements, as it appears that you believe that the changes in the fair value of the convertible debt would equal the changes in the fair value of the embedded conversion option (i.e. $83.1 million in 2004). However, your basis for this determination is unclear, as the fair value of the convertible debt would also change for items that would not affect the fair value of the embedded conversion option. Please advise. Further, please clarify whether you believe that the convertible debt should be accounted for (1) as a financial asset through profit and loss or (2) at amortized cost, with the conversion option bifurcated and accounted for at fair value. Please also provide us with the accounting literature to support your view.

13. You also state that under US GAAP, had you accounted for the convertible debt as an available for sale security, your 2004 US GAAP pre-tax income would differ by $83.1 million, or 9%, which you have determined to be immaterial. Further, you state that under this hypothetical methodology, you would have recognized the $83.1 million in February 2005. Please address the following:

- Please clarify further why you believe a 9% overstatement of your 2004 pre-tax income is quantitatively immaterial.

- We note that upon conversion of the convertible debt, Ternium offset the amount in accumulated other comprehensive income against the value of the convertible debt investment. Please tell us why your accounting would differ, as your hypothetical accounting results in a gain in 2005 as well as a higher carrying value for your investment in Amazonia, and later, Ternium.

14. Regarding the exchange of your holdings in Amazonia and Ylopa for shares of Ternium, we note that you, as well as Ternium, accounted for the exchange at the predecessor's cost basis. However, we note that although San Faustin owned 100% of Ternium at the time of the exchange, it only owned 60.4% of you. Accordingly, in light of the 39.6% minority interest, please help us understand the following:

- It appears that the 39.6% minority interest participated in the exchange, such that it appears that a portion of the exchange would not be accounted for at the predecessor's cost basis. Accordingly, please tell us how you determined that you would not (1) recognize a gain/loss on the sale of your investments in Amazonia and Ylopa and (2) account for the Ternium shares at fair value to the extent of the 39.6% minority interest.

- From Ternium's perspective, please also tell us your consideration of this 39.6% minority interest. Given that Ternium is 100% owned by San Faustin, it would appear that purchase accounting would apply to the interests in Amazonia and Ylopa that it received from you, to the extent of the 39.6% minority interest.

15. You state in your response to prior comment 20 that you recognized, under both IFRS and US GAAP, the dilution in your interests in Amazonia as a result of Amazonia's capitalization of subordinated debt. If material, please tell us where in your financial statements you have recognized the gain / loss on dilution, as there appears to be no reference to this gain / loss in your income statement or your statement of changes in equity.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant